Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Summarizes 2017 Results and Outlines Plans for 2018

Vancouver, Canada February 06, 2018 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) highlights the results of its 2017 programs and outline its 2018 plans for continued growth and advancement of its projects in the US and Canada.

2017 Highlights:

•	Completed the acquisition of a portfolio of ten gold exploration properties in Nevada with historic gold resources and significant exploration potential substantially enhancing Canarc’s potential for new discoveries and resource expansions in the prolific and mining- friendly jurisdiction of Nevada.

•	Completed a NI 43-101 technical resource report on the Fondaway Canyon property, Nevada.

•	Completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project in west-central Nevada. All seven holes intersected gold mineralization. Highlights of the program included:

o	65.4 meters grading 2.83 grams per tonne (gpt) Au in hole FC17-3
o	62.9 meters grading 1.77 grams per tonne (gpt) Au in hole FC17-2
o	30.1 m grading 1.45 grams per tonne (gpt) Au and 6.1 m grading 3.74 gpt Au in hole FC17-1
o	24.4 meters grading 1.80 grams per tonne (gpt) Au in hole FC17-4.

*	Complete drilling results were reported in news releases dated December 5, 2017 and January 16, 2018.

•	2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

•	Received positive results on bench-scale metallurgical testing of an alternative treatment process for the refractory gold concentrate at the New Polaris project in British Columbia

•	Completed geological review of historic data for Windfall Hills Project with recommendations for further work to refine targets for next drill program

2018 Strategic Plans

•	Appointed a Vice President of Exploration to lead Canarc’s exploration efforts

•	Continue the strategy to acquire additional advanced and/or near-term gold mining projects located in the Americas.

•	Initiate strategic discussions with groups that have interest in Joint ventures or partnerships on Canarc’s more advanced projects in Nevada and Canada or other accretive transactions

Nevada

•	Update the Fondaway Canyon resource model with the new drill results and assess targets to expand the open pit, bulk tonnage potential of the project.

•	Develop a Phase 2 exploration plan at Fondaway Canyon for near term production potential.

•	Evaluate Canarc’s nine other Nevada projects and prioritize the projects for further work and possible sale or joint venture

Canada

•	Undertake additional metallurgical testing of an alternative new technological process for treatment of the high grade refractory gold concentrate from New Polaris.

•	Continue seeking a partner to advance the New Polaris property through feasibility, permitting and construction.

•	Complete a $500K exploration program at the Windfall Hills property in British Columbia to include stream sediment sampling, soil sampling, trenching and geophysics to identify new drilling targets on the property.

Catalin Kilofliski, CEO of Canarc, stated: “With the acquisition of the Nevada properties in 2017, we doubled our gold resources, completed a successful exploration program in Nevada and ended the year with a healthy cash balance. We look forward to building on these successes and continue growing in 2018 and beyond.”

Qualified Person:

Dr. Jacob Margolis, Canarc Vice President, Exploration is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Kilofliski, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.